Exhibit 4.4

Execution Version

Amendment and Waiver

2014 note purchase and guaranty agreement

AMENDMENT AND WAIVER, dated as of May 24, 2018 (this “Amendment and Waiver”), among AUTOLIV ASP, INC., an Indiana corporation (the “Company”), AUTOLIV, INC., a Delaware corporation (the “Parent Guarantor” and, together with the Company, the “Obligors”) and the holders of the Notes issued under the Existing Note Agreement (the “Noteholders”).

W I T N E S S E T H:

A.The Obligors and the Noteholders are parties to that certain Note Purchase and Guaranty Agreement, dated April 23, 2014 (as in effect immediately prior to the effectiveness of this Amendment and Waiver, the “Existing Note Agreement”, and, as amended by this Amendment and Waiver, the “Note Agreement”), by and among the Obligors and the Noteholders pursuant to which the Company issued (a) those certain 2.84% Series A Guaranteed Senior Notes due April 23, 2019, (b) those certain 3.51% Series B Guaranteed Senior Notes due April 23, 2021, (c) those certain 4.09% Series C Guaranteed Senior Notes due April 23, 2024, (d) those certain 4.24% Series D Guaranteed Senior Notes due April 23, 2026 and (e) those certain 4.44% Series E Guaranteed Senior Notes due April 23, 2029 (collectively, the “Notes”).

B.

The Parent Guarantor plans to spin-off its electronics business segment, creating a new, independent publicly traded company to be called Veoneer, Inc. (such spin-off transaction, as further described in paragraph C(ii) below, including the internal reorganization being completed by the Parent Guarantor to prepare for such spin-off as described in paragraph C(i) below, being referred to herein as the “Transaction”).

C.The Transaction will be effected in all material respects as follows:

(i)the Parent Guarantor would engage in an internal reorganization pursuant to which it would create a new Subsidiary, to be called Veoneer, Inc., a Delaware corporation (“Veoneer”), to which it would transfer its electronics business segment and up to approximately $1.05 billion (the “Internal Reorganization”);

(ii)upon completion of the Internal Reorganization, the Parent Guarantor would effect the spin-off of Veoneer by paying a dividend of the common stock of Veoneer on a pro rata basis to all holders of the Parent Guarantor’s common shares (including through Swedish Depository Receipts) as of a certain designated date (the “Spin-Off”); and

(iii)following the Spin-Off, (a) the Group’s existing passive safety business segment would remain with the Group and (b) neither Veoneer nor any of its subsidiaries would have any liability or obligations in respect of the Notes or the Note Agreement.

Exhibit 4.4

D.

In connection with the Transaction, the Obligors have requested certain amendments to and waivers in respect of the Existing Note Agreement and the Noteholders are willing to agree to such amendments and waivers subject to certain conditions, as provided for herein.

NOW THEREFORE, in consideration of the premises, the mutual covenants and the agreements hereinafter set forth and other good and valuable consideration, the parties hereto hereby agree as follows:

1.Defined Terms.  Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to them in the Existing Note Agreement.

2.Waivers.  The Noteholders hereby waive any breach of Sections 10.1, 10.3 or 10.7 of the Note Agreement arising solely from the Internal Reorganization and/or the Spin-Off.

3.Amendments.

(a)Section 7.2.

(i)The first paragraph of Section 7.2 of the Existing Note Agreement is hereby amended and restated in its entirety to read as follows:

“Each set of financial statements delivered to a holder of Notes pursuant to Section 7.1(a) or Section 7.1(b) shall be accompanied by a certificate of a Senior Financial Officer of the Parent Guarantor setting forth (which, in the case of Electronic Delivery of any such financial statements, shall be by separate concurrent delivery of such certificate to each holder of Notes, which concurrent delivery may be by means of electronic mail to the email address (if any) provided by such holder to the Parent Guarantor for purposes of receiving information relating to this Agreement):”

(ii)The word “and” at the end of Section 7.2(a) is hereby deleted; the period at the end of Section 7.2(b) is hereby deleted and there is substituted therefor “; and”; and a new Section 7.2(c) is hereby added to read in its entirety as follows:

“(c)Rating – a statement of the Parent Guarantor’s Rating (as defined in Section 24.9), together with relevant supporting documentation.”

(b)Section 10.3.  The introductory language of Section 10.3 of the Existing Note Agreement, up to (but not including) paragraph (a) thereof, is hereby amended and restated in its entirety to read as follows:

“Except as permitted by Section 10.2, the Parent Guarantor will not, and will not permit any Subsidiary to, directly or indirectly, engage in any Disposition of any of its assets unless, after giving effect to such proposed Disposition, the aggregate net book value of all assets of the Group that were the subject of Dispositions made during the 365-day period ending on the date of such proposed Disposition does not exceed 10% of Consolidated Total Assets (to be determined as at the end of the immediately preceding

Exhibit 4.4

financial year), provided that the following Dispositions shall not be taken into account for purposes of this Section 10.3:”

(c)Section 11(m).  The period at the end of Section 11(l) is hereby replaced by “; or” and a new Section 11(m) is hereby added to the Existing Note Agreement to read in its entirety as follows:

(m)the Company defaults in the payment of either Downgrade Fee required to be paid pursuant to Section 24.9 for more than five Business Days after the same becomes due and payable.

(d)Definition of “Disposition”.  The definition of “Disposition” set forth in Schedule B to the Existing Note Agreement is hereby amended and restated in its entirety to read as follows:

“’Disposition’ means any sale, lease, transfer or other disposition of assets by any Person, whether for consideration or by means of a Specified Dividend, but in all cases excluding any Specified Dividend made by one member of the Group to another member of the Group.”

(e)Definition of “Specified Dividend”.  A new definition of “Specified Dividend” is hereby added to Schedule B to the Existing Note Agreement in its appropriate alphabetical order, to read in its entirety as follows:

“Specified Dividend” means a dividend of any stock held by any Person (except such Person’s own stock) or other assets of such Person (except cash) or a transfer of any stock or other assets of such Person pursuant to a de-merger or other similar transaction or transactions the cumulative effect of which is to divest assets from such Person, in all cases regardless of whether any consideration is received therefor.

(f)Downgrade Fee.  A new Section 24.9 is hereby added to the Existing Note Agreement to read in its entirety as follows:

24.9Downgrade Fee.

(a)On any day on which a Mid-Level Investment Grade Rating shall be in effect, a fee (the “Mid-Level Downgrade Fee”) shall accrue on the outstanding principal amount of the Notes in an amount equal to .50% (50 basis points) per annum.

(b)On any day on which a Below Investment Grade Rating shall be in effect, or on any day when no Rating shall be in effect, a fee (the “BIG Fee” and, together with the Mid-Level Downgrade Fee, the “Downgrade Fees”) shall accrue on the outstanding principal amount of the Notes in an amount equal to 2.5% (250 basis points) per annum.

(c)The Downgrade Fees shall, to the extent accrued, be paid on the same dates (and by the same payment method) on which interest on the Notes is payable and, if not paid when due, any unpaid Downgrade Fees shall bear interest at the Default Rate until paid in full.

Exhibit 4.4

(d)For the avoidance of doubt, it is understood and agreed that (i) only the Mid-Level Downgrade Fee or the BIG Fee, but not both, may be in effect at any time, (ii) the Downgrade Fees shall not apply on any day when a Rating shall be in effect that is higher than a Mid-Level Investment Grade Rating and (iii) the Downgrade Fees, or the suspension thereof, shall apply to successive increases and decreases in the Rating in effect from time to time (or successive times when no Rating is in effect).

(e)The following terms have the following meanings:

“Below Investment Grade Rating” means a Rating of BB+ or lower by S&P or Fitch, or a Rating of Ba1 or lower by Moody’s.

“Fitch” means Fitch, Inc.

“Mid-Level Investment Grade Rating” means a Rating of BBB or BBB- by S&P or Fitch, or a Rating of Baa2 or Baa3 by Moody’s.

“Moody’s” means Moody’s Investors Service, Inc.

“Rating” means an issuer credit rating of the Parent Guarantor’s senior unsecured debt obligations with an original maturity of one year or more by one or more of Fitch, Moody’s or S&P.  If there are two different Ratings in effect at any time, the “Rating” shall be the lower of the two; if there are three Ratings in effect at any time, the “Rating” shall be the two highest ratings, if they are the same, or the lower of the two highest Ratings if the two highest Ratings differ.  A Rating from any of Fitch, Moody’s and S&P shall be deemed to be in effect as of the date of the written confirmation of such Rating from such Person; provided that, for the avoidance of doubt, a Rating from S&P is currently in effect and shall, so long as it remains in effect, be deemed a Rating for purposes of this definition, without any requirement to provide the supporting documentation therefor pursuant to Section 7.2(c) (it being understood that the statement regarding such Rating, as required by such Section, shall continue to be required).

“S&P” means S&P Global Ratings, a division of S&P Global Inc.

4.Representations and Warranties  To induce the Noteholders to agree to the amendments and waivers contemplated by this Amendment and Waiver, each of the Obligors represents and warrants, on the date of this Amendment and Waiver and on the Effective Date, as follows (it being agreed, however, that nothing in this Section 4 shall affect any of the representations and warranties previously made by such Obligor in or pursuant to the Note Agreement, and that all of such other representations and warranties, as well as the representations and warranties in this Section 4, shall survive the effectiveness of the amendments contemplated hereby):

(a)Organization; Power and Authority.  Each Obligor is a corporation duly organized, validly existing and, where such concept is legally relevant, in good standing under the laws of the jurisdiction in which it is organized.  Each Obligor has the corporate power and authority to execute and deliver this Amendment and Waiver and to perform the provisions hereof and of the Note Agreement.

Exhibit 4.4

(b)Authorization, Etc.  This Amendment and Waiver has been duly authorized by all necessary corporate or similar action on the part of each Obligor, and this Amendment and Waiver and the Note Agreement constitute legal, valid and binding obligations of each Obligor enforceable against such Obligor in accordance with their respective terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(c)Compliance with Laws, Other Instruments, Etc.  The execution and delivery of this Amendment and Waiver, and the performance by the Obligors of this Amendment and Waiver and the Note Agreement, will not (i) contravene, result in any breach of, or constitute a default, or result in the creation of any Lien in respect of any property of either Obligor under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter or by-laws, shareholders agreement or any other agreement or instrument to which either Obligor is bound or by which either Obligor or any of its properties may be bound or affected, (ii) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority applicable to either Obligor or (iii) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to either Obligor.

(d)Governmental Authorizations, Etc.  No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution or delivery of this Amendment and Waiver, or the performance of this Amendment and Waiver or the Note Agreement, by either Obligor.

(e)No Default or Event of Default.  No event has occurred and is continuing and no condition exists which, immediately before giving effect to this Amendment and Waiver, constitutes or would constitute a Default or an Event of Default.  No event has occurred and is continuing and no condition exists which, immediately after giving effect to this Amendment and Waiver, constitutes or would constitute a Default or an Event of Default (as each such term is defined in the Note Agreement).

(f)Fees.  No fee or other consideration (other than any applicable advisors’ fees and reimbursements for out-of-pocket costs) has been paid or will be paid by either Obligor or any of their respective Subsidiaries or Affiliates to (i) any agent, lender or creditor under any Principal Bank Facility, or (ii) except for fees equal to the fees referred to in Section 5(b) hereof and Section 24.9 of the Note Agreement, any holder of notes outstanding under the Note Purchase and Guaranty Agreement, dated November 8, 2007 (the “Other NPA”), or any other note purchase agreement, in the case of each facility or agreement referred to in the foregoing clauses (i) and (ii) in connection with any waivers and amendments in respect thereof equivalent to the waivers and amendments effected pursuant to Sections 2 and 3 of this Amendment and Waiver.

(g)Subsidiary Guarantors.  No Subsidiary is or is required to be a Subsidiary Guarantor.

Exhibit 4.4

5.Conditions Precedent.  The waivers and amendments provided for in Sections 2 and 3 of this Amendment and Waiver shall become effective as of the first date on which the conditions precedent set forth below shall have been satisfied in full (the “Effective Date”), so long as the Effective Date shall occur on or before May 31, 2018:

(a)each Noteholder shall have received counterparts of this Amendment and Waiver duly executed by the Obligors and the Required Holders;

(b)each Noteholder shall have received, by wire transfer of immediately available funds to the account set forth in Schedule A of the Note Agreement for payments in respect of the Notes (or such other written payment instructions as any Noteholder has provided to the Company), an amendment fee equal to .10% (10 bps) of the aggregate principal amount of Notes held by it;

(c)each Noteholder shall have received evidence that the Obligors and the holders of notes issued under the Other NPA shall have entered into an agreement to provide for waivers and amendments in respect of the Other NPA substantively consistent in all material respects with this Amendment and Waiver, which agreement shall be in full force and effect on the Effective Date, and each Noteholder shall have received a copy thereof; and

(d)the Obligors shall have paid the reasonable attorneys’ fees and expenses of Morgan, Lewis & Bockius LLP incurred as counsel to the Noteholders in connection with the negotiation and documentation of this Amendment and Waiver (including a reasonable estimate of post-closing fees and expenses), all to the extent reflected in a statement of such counsel rendered to the Obligors at least one Business Day prior to the date hereof.

6.Expenses.  Whether or not the waivers and amendments in respect of the Existing Note Agreement provided for in Sections 2 and 3 become effective, the Obligors will promptly (and in any event within 30 days of receiving any statement or invoice therefor) pay all reasonable fees and expenses of the Noteholders’ special counsel, Morgan, Lewis & Bockius LLP, incurred in connection with the preparation, negotiation and delivery of this Amendment and Waiver and any other documents related thereto.  Nothing herein shall limit the Obligors’ obligations pursuant to Section 16 of the Note Agreement.

7.Governing Law.  This Amendment and Waiver shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of New York excluding choice‑of‑law principles of the law of such State that would permit the application of the laws of a jurisdiction other than such State.

8.No Other Amendments.  Except as expressly amended, modified and supplemented hereby, the terms, provisions and conditions of the Note Agreement (including, without limitation, the guarantee set forth in Section 23 of the Note Agreement), the Notes and the agreements and instruments relating thereto are and shall remain unchanged and in full force and effect and are hereby ratified and confirmed in all respects.

Exhibit 4.4

9.Headings.  The headings of sections of this Amendment and Waiver are inserted for convenience only and shall not be deemed to constitute a part of this Amendment and Waiver.

10.Counterparts; Facsimiles.  This Amendment and Waiver may be executed in any number of counterparts by the parties hereto, each of which counterparts when so executed shall be an original, but all counterparts taken together shall constitute one and the same instrument.  Delivery of an executed signature page by facsimile or e-mail transmission shall be effective as delivery of a manually signed counterpart of this Amendment and Waiver.

[Remainder of page intentionally left blank. Signature pages follow.]

IN WITNESS WHEREOF, the parties have caused this Amendment and Waiver to be duly executed and delivered by their respective proper and duly authorized officers as of the day and year first above written.

AUTOLIV ASP, INC.

By	/s/ Anthony Nellis
Name:	Anthony Nellis
Title:	VP Legal & Director

AUTOLIV, INC.

By	/s/ Mats Backman
Name:	Mats Backman
Title:	CFO

[Signature page to Amendment and Waiver to 2014 Note Purchase and Guaranty Agreement – Autoliv]

DB1/ 97484716.8